To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen - The Bank of New York, Hong Kong
Ms Kathy Jiang - The Bank of New York, New York, USA

82-1072

The Standard (Thursday, 26 May 2005)


05008895



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

ANNOUNCEMENT

(1) RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR CUM AUDIT COMMITTEE MEMBER AND (2) ALTERNATE DIRECTOR CEASING TO ACT

The board of directors (the "Board") of Television Broadcasts Limited (the "Company") announces that in accordance with article 114(A) of the Company's articles of association, Mr. Lee Jung Sen, who was an independent non-executive director cum audit committee member of the Company, retired by rotation at the Annual General Meeting of the Company held on 25 May 2005 and, for personal reasons, did not seek for re-election as a director of the Company. He has confirmed that he was not aware of any matter relating to his retirement that should be brought to the attention of the shareholders of the Company.

The Board also announces that in accordance with article 105 of the Company's articles of association, Mr. Chien Lee ceased to act as alternate director to Mr. Lee Jung Sen on the retirement of the latter. He has confirmed that he was not aware of any matter relating to his ceasing to act as alternate director that should be brought to the attention of the shareholders of the Company.

The Board would like to express its sincere appreciation to Mr. Lee Jung Sen and Mr. Chien Lee for their valuable contributions to the Company over the years.

Mr. Chien Lee remains to act as an independent non-executive director cum audit committee member of the Company serving in his personal capacity.

By Order of the Board
Mak Yau Kee Adrian
Company Secretary

Hong Kong, 26 May 2005

As at the date of this announcement, the Board comprises the following directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

dlw 6/13



To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen - The Bank of New York, Hong Kong
Ms Kathy Jiang - The Bank of New York, New York, USA

The Standard (Thursday, 26 May 2005)

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING HELD ON 25 MAY 2005 POLL RESULTS

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of the Company held on 25 May 2005 as follows:

Ordinary Resolutions		Number of Votes (%)	
		For	**Against**
1	To adopt the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2004.	196,359,373 100.00%	– 0.00%
2	To sanction a final dividend for the year ended 31 December 2004.	196,359,373 100.00%	– 0.00%
3(a)	To re-elect the following Directors:		
	(i) Mr. Chien Lee	196,139,373 99.89%	215,000 0.11%
	(ii) Mr. Louis Page	195,952,373 99.89%	215,000 0.11%
	(iii) Dr. Chow Yei Ching	195,952,373 99.89%	215,000 0.11%
3(b)	To fix Directors' remuneration.	196,354,373 100.00%	– 0.00%
4	To appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Directors to fix their remuneration.	196,359,373 100.00%	– 0.00%
5(I)	To give a general mandate to the Directors to issue additional shares.	165,483,687 95.74%	7,368,145 4.26%
5(II)	To give a general mandate to the Directors to repurchase issued shares.	196,172,373 100.00%	– 0.00%
5(III)	To extend the authority given to the Directors under Resolution 5(I) to shares repurchased under the authority given under Resolution 5(II).	176,492,613 99.99%	26,000 0.01%
As more than 50% of the votes were cast in favour of the resolutions, the above resolutions were duly passed as ordinary resolutions.			

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") is also pleased to announce the poll results in respect of the resolution proposed at the Extraordinary General Meeting (the "EGM") of the Company held on 25 May 2005 as follows:

Ordinary Resolution	Number of Votes (%)	
	For	**Against**
To approve the Agreements, the transactions contemplated thereunder and the Cap Amount as set out in the notice of extraordinary general meeting.	208,852,387 100.00%	– 0.00%
As more than 50% of the votes were cast in favour of the resolution, the above resolution was duly passed as an ordinary resolution.		

Pursuant to Section 19 (1) of Schedule 1 of the Broadcasting Ordinance (Cap. 562), only the shares to which the Declarations of Voting Control of shares issued by the Company have been duly completed and received by the Company by the Specified Date may cast votes at the AGM and EGM.

The total number of shares which entitles the holders to attend and vote for or against all the resolutions at the AGM and the EGM were 197,331,173 shares and 213,263,487 shares respectively.

The total number of shares which entitles the holders to attend and vote only against any of the resolutions at the AGM and the EGM was nil.

Computershare Hong Kong Investor Services Limited acted as scrutineer for the vote-taking at the AGM and the EGM.

By order of the Board
Mak Yau Kee, Adrian
Company Secretary

Hong Kong, 25 May 2005

As at the date hereof, the Board of the Company comprises the following Directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*